Signal Advance, Inc.
3515 County Road 81
Rosharon, TX 77583

April 22, 2014

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Tim Buchmiller


Re: Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-192374)


Mr. Buchmiller,

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Signal Advance, Inc., a Texas corporation, requests the withdrawal, effective immediately, of the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-192374, effective date: December 13, 2013, the "Original Registration Statement") submitted using Form POS AM, filed with the Securities and Exchange Commission on April 8, 2014.

The Post-Effective Amendment sought to register additional Selling Security Holders, which were not included in the Original Registration Statement. Further, the registrant intends to register in excess of 20% additional shares which would exceed the maximum number of additional shares allowed under Rule 462(b).

A new Registration Statement on Form S-1 has been filed in order to register additional shares in excess of the maximum allowable under Rule 462(b) as well as additional Selling Security Holders not included in the Original Registration Statement.

No securities were sold in connection with the Post-Effective Amendment.

Please contact the Company President, Chris M. Hymel, at telephone number 713 510 7445 or by email at chymel@signaladvance.com should you require additional information concerning the foregoing.


Thank You


/s/ Chris M. Hymel

Chris M. Hymel, President
Signal Advance, Inc.